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                           January 25, 2024

       James DiPrima
       Director, Chief Executive Officer and Chief Financial Officer Green Stream Holdings Inc.
       201 E. Fifth Street, Suite 100
       Sheridan, WY 82801

                                                        Re: Green Stream
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ending April 30, 2023
                                                            Filed August 15,
2023
                                                            File No. 000-53279

       Dear James DiPrima:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.
 James DiPrima
FirstName  LastNameJames
Green Stream  Holdings Inc. DiPrima
Comapany
January 25,NameGreen
            2024       Stream Holdings Inc.
January
Page 2 25, 2024 Page 2
FirstName LastName
Form 10-K for the Fiscal Year Ending April 30, 2023

Item 8. Financial Statements and Supplementary Data., page F-1

1. We note you have not provided audited financial statements in accordance with Rule 8-02 of Regulation S-X and therefore your filing is materially deficient. Please amend your filing to provide financial statements audited as of and for the required periods by a
         PCAOB-registered firm as soon as practicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction